SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Actions Semiconductor Co., Ltd.
(Name of Issuer)

American Depositary Shares
(Title of Class of Securities)

00507E107
(CUSIP Number)

ACCRETIVE CAPITAL PARTNERS, LLC
16 Wall Street, 2nd Floor
Madison, CT 06443

RICHARD E. FEARON, JR.
16 Wall Street, 2nd Floor
Madison, CT 06443
(203) 482-5805

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2014
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [   ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS Accretive Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,201,602 American Depositary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,201,602 American Depositary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,201,602 American Depositary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.10%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Accretive Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,201,602 American Depositary Shares
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,170,881 American Depositary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,201,602 American Depositary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.10%
14	TYPE OF REPORTING PERSON OO, HC

1	NAME OF REPORTING PERSONS Richard E. Fearon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,443,254[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,443,254[1]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,443,254[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.20%
14	TYPE OF REPORTING PERSON IN

1 Includes 4,201,602 American Depositary Shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager and Mr. Fearon is the managing member of Accretive Capital Management, LLC.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

          This statement relates to the American Depositary Shares (the “Shares”) of Actions Semiconductor Co., Ltd., a Cayman Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, The People’s Republic of China.

Item 2.	Identity and Background.

(a)	This statement is filed by:

	(i)	Accretive Capital Partners, LLC, an Illinois limited liability company (“ACP”), with respect to the Shares beneficially owned by it;

	(ii)	Accretive Capital Management, LLC, an Illinois limited liability company (“ACM”), as the managing member of ACP, with respect to the Shares beneficially owned by it; and

	(iii)	Richard E. Fearon, Jr., individually and as the managing member of ACM.

          Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The address of the principal office of each Reporting Person is c/o Accretive Capital Management, LLC, 16 Wall Street, 2nd Floor, Madison, Connecticut 06443.

(c)	The principal business of ACP is serving as a private investment fund. The principal business of ACM is serving as the managing member of ACP. The principal business of Mr. Fearon is serving as the managing member of ACM.

(d)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Fearon is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

          The Shares purchased by ACP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,201,602 Shares owned beneficially by ACP is approximately $9,596,650, including brokerage commissions.

          The Shares purchased by Mr. Fearon were purchased with personal funds in open market purchases. The aggregate purchase price of the 1,241,652 Shares owned directly by Mr. Fearon is approximately $2,968,973, including brokerage commissions.

Item 4.	Purpose of Transaction.

          The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein:

          On September 26, 2014, the Issuer announced that it had accepted for purchase, via a “Dutch auction” tender offer, 60,001,063 ordinary shares of the Issuer’s stock (equivalent to 10,000,177 American Depositary Shares) for an aggregate cost of approximately $25.0 million. The Board announced previously that it had determined that a tender offer is a prudent use of available cash and an effective means of providing value to the holders of Issuer’s securities.

          Subsequent to this announcement, the Reporting Persons have had conversations with Issuer’s Chairman of the Board and expect to continue having such conversations with the Board and management of the Issuer. During these constructive conversations, the Reporting Persons made the following suggestions as to initiatives the Issuer should pursue:

•	Authorize another Dutch Auction tender offer for no less than $75 million;
•	Retire all repurchased shares so that Issuer’s shareholders realize the value of the tender offer;
•	Include on the Issuer’s forthcoming proxy card two Board nominees to be recommended by the Reporting Persons;
•	Address internal control issues resulting from conflicts of interest among certain Board members;
•	Reduce Issuer’s disproportionate research and development expenditure; and
•	Sell Issuer immediately thereafter.

          As one of the largest shareholders and a shareholder of the Issuer for eight years, the Reporting Persons expect to continue to discuss the Issuer’s allocation of cash, nominees to its Board, and other matters related to the Issuer with directors and officers of the Issuer, other shareholders and third parties. These may include discussions regarding the Reporting Persons’ views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.

          The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, seeking to meet with members of senior management and/or members of the Board, communicating publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

          Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including without limitation: changes in the composition of the Issuer’s board of directors or management, engaging in proxy contests, changes to the Issuer’s certificate of incorporation or bylaws, initiating a tender offer to gain control of the Issuer, restructuring the Issuer’s capitalization or dividend policy, the acquisition or disposition of additional securities of the Issuer and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.

Item 5.	Interest in Securities of the Issuer.

          The aggregate percentage of Shares reported owned by each person named herein is based upon 59,162,364 Shares outstanding, as of September 26, 2014, which is the total number of Shares expected to be outstanding as reported in the Issuer’s Tender Offer Statement on Schedule TO (Amendment No. 3) filed with the Securities and Exchange Commission on September 26, 2014.

A.	Each of ACP and ACM:

	(a)	Amount beneficially owned: 4,201,602

Percentage: 7.10%

	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 4,201,602
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 4,201,602

	(c)	The transactions in the Shares by ACP and ACM during the past sixty days are set forth in Schedule A and are incorporated herein by reference

B.	Mr. Fearon:

	(a)	Amount beneficially owned: 5,443,254

Percentage: 9.20%

	(b)	1.	Sole power to vote or direct vote: 5,443,254
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 5,443,254
		4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Fearon during the past sixty days are set forth in Schedule A and are incorporated herein by reference

          An aggregate of 5,443,254 Shares, constituting approximately 9.20 % of the Shares outstanding, are reported in this Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.

The principal business of ACP is serving as a private investment fund. The principal business of ACM is serving as the managing member of ACP. The principal business of Mr. Fearon is serving as the managing member of ACM.

Item 7.	Not applicable.

SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. December 3, 2014

ACCRETIVE CAPITAL PARTNERS, LLC
By:	Accretive Capital Management, LLC, its managing member

By:	/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

ACCRETIVE CAPITAL MANAGEMENT, LLC

/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

/s/ Richard E. Fearon, Jr.
Richard E. Fearon, Jr.

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock	Price Per	Date of
Purchased/(Sold)	Share($)	Purchase/(Sale)

ACCRETIVE CAPITAL PARTNERS, LLC
8,000	$2.03	10/7/2014
7,900	$2.01	10/7/2014
3,400	$1.94	10/8/2014
9,500	$1.96	10/8/2014
400	$1.92	10/8/2014
2,200	$2.00	10/8/2014
5,700	$1.82	10/10/2014
9,500	$1.92	10/10/2014
900	$1.96	10/17/2014
800	$1.91	10/17/2014
7,500	$1.90	10/20/2014
7,500	$1.85	10/21/2014
100	$1.80	10/23/2014
7,400	$1.80	10/27/2014
100	$1.60	11/11/2014
500	$1.69	11/12/2014
5,500	$1.72	11/14/2014
1,500	$1.74	11/17/2014
200	$1.74	11/19/2014
660	$1.73	11/19/2014
5,100	$1.75	11/21/2014
6,500	$1.74	11/24/2014
7,500	$1.75	11/26/2014
5,500	$1.74	12/1/2014
5,900	$1.73	12/1/2014
100	$1.73	12/1/2014
4,500	$1.74	12/2/2014
104	$1.74	12/2/2014
200	$1.74	12/2/2014
200	$1.74	12/2/2014
185	$1.74	12/2/2014
85	$1.74	12/2/2014
32	$1.74	12/2/2014
15	$1.74	12/2/2014
200	$1.75	12/2/2014

9,800	$1.75	12/2/2014
300	$1.7499	12/2/2014
200	$1.75	12/2/2014
100	$1.75	12/2/2014
200	$1.75	12/2/2014
9,200	$1.75	12/2/2014
5,400	$1.73	12/2/2014

RICHARD E. FEARON, JR.
None